All the terms and conditions in the Obligatory Advance Promissory Note-Secured between Centergistic Solutions, Inc. and Venture Communications Corporation remain the same expect for the entire unpaid principal amount, together with all accrued but unpaid interest, will become due and payable on July 1, 2006.

CENTERGISTIC SOLUTIONS, INC.

/s/ Ricardo G. Brutocao
Ricardo G. Brutocao, President

/s/ David M. Cunningham
David M. Cunningham, CFO